                                    EXHIBIT 1

                                                                January 1, 2003

COGNICASE INC.
The Cite Multimedia
111 Duke Street
9th Floor
Montreal, Quebec
H3C 2M1

ATTENTION:     THE BOARD OF DIRECTORS

Dear Sir:

Re: Revised Offer to acquire all of the outstanding Common Shares of Cognicase Inc.
-----------------------------------------------------------------------

The purpose of this Agreement is to set forth the terms and conditions upon which CGI Group Inc. (the "Offeror") agrees to make a revised offer to purchase all of the outstanding Common Shares (including any Common Shares which may become outstanding pursuant to the exercise of outstanding options and other securities, instruments and rights convertible or exchangeable into Common Shares or entitling the holder thereof to acquire Common Shares) (collectively, the "Shares") in the share capital of Cognicase Inc. (the "Corporation") on the basis described in Schedule A (the "Revised Offer"). All terms not otherwise defined herein shall have the meaning ascribed thereto in Schedule B.

1.   THE REVISED OFFER

1.1  AGREEMENT AND TIMING

     (a) The Offeror and the Corporation shall contemporaneously, promptly after the execution hereof, publicly announce the Revised Offer.

     (b) The Offeror shall modify the Initial Offer pursuant to a notice of variation (the "Notice of Variation") describing the terms of the Revised Offer in both English and French in compliance with the Securities Laws. The Corporation and its counsel will be given a reasonable opportunity to review the Notice of Variation which shall be delivered in accordance with the notice provisions of Section 6.5 hereof, and comment thereon, prior to it being mailed to holders of record of Common Shares (the "Shareholders") and filed with applicable securities regulatory authorities (the "Securities Authorities"). The Notice of Variation, when filed with the Securities Authorities and mailed to the Shareholders, shall contain all information which is required to be included therein in accordance with the Securities Laws, and shall in all material respects comply with requirements of the Securities Laws. The terms of the Revised Offer shall comply with the terms of this Agreement. The Offeror agrees that the Notice of Variation shall be mailed as soon as practicable after the public announcement of the Revised Offer and, in any event, not later than January 3, 2003 (the date of such mailing being referred to herein as the "Notice of Variation Mailing Date").

     (c) The Corporation shall prepare, for mailing to the Shareholders and filing with the Securities Authorities, a notice of change to the Directors' Circular (together with all amendments, supplements and exhibits thereto) (the "New Directors' Circular") in English and in French which shall contain the recommendation of the Corporation's Board of Directors to accept the Revised Offer, together with the fairness opinion contemplated pursuant to Subsection 2.3(p) hereof. The Corporation shall comply with all Securities Laws in respect of the Revised Offer. The Offeror and its counsel will be given a reasonable opportunity to review the New Directors' Circular, which shall be delivered in accordance with the notice provisions of Section
          6.5 hereof, and comment thereon, prior to it being mailed to Shareholders and filed with the Securities Authorities. The Corporation agrees that the New Directors' Circular shall be mailed as soon as practicable after the public announcement of the Revised Offer and, in any event, not later than January 6, 2003 (the date of such mailing being referred to herein as the "Directors' Circular Mailing Date").

     (d) It is understood and agreed that, while the Revised Offer shall be subject to the conditions set forth in the Initial Offer, as varied as set forth in Schedule A, and identified as being for the benefit of the Offeror, the Offeror may, in its sole discretion, waive any of the conditions of the Revised Offer.

1.2  CONDITIONS PRECEDENT TO MAKING THE REVISED OFFER

     The obligation of the Offeror to proceed with the Revised Offer shall be conditional upon the following:

     (a) the written favourable fairness opinion of BMO Nesbitt Burns Inc. (the "Financial Advisor"), financial advisor to the special committee (the "Special Committee") of the Corporation's Board of Directors, dated the date hereof, in respect of the Revised Offer shall not have been modified or withdrawn;

     (b) the Board of Directors of the Corporation shall not have modified or withdrawn its decision to recommend that the holders of Shares accept the Revised Offer;

     (c) no circumstances shall exist and no event shall have occurred that render it impracticable for the conditions of the Revised Offer set forth in Schedule A to be satisfied;

     (d) all of the representations and warranties of the Corporation set out in this Agreement shall be true and correct in all material respects at the Directors' Circular Mailing Date as if made on that date and all of the covenants and obligations of the Corporation set out in this Agreement shall have been complied with at the Directors' Circular Mailing Date and this Agreement shall not have been terminated in accordance with the terms hereof; and

     (e)  no Superior Proposal shall have been announced.

     The foregoing conditions precedent to making the Revised Offer are for the exclusive benefit of the Offeror and may be waived by the Offeror at any time and from time to time in whole or in part, without prejudice to any other rights which the Offeror may have.

1.3  CONDITIONS PRECEDENT TO PERFORMANCE OF CORPORATION'S OBLIGATIONS

     The performance by the Corporation of its obligations under Subsection 1.1(c) is conditional upon the following:

     (a) all of the representations and warranties of the Offeror set out in this Agreement shall be true and correct in all material respects at the Notice of Variation Mailing Date as if made on that date and all of the covenants and obligations of the Offeror set out in this Agreement shall have been complied with at the Notice of Variation Mailing Date and this Agreement shall not have been terminated in accordance with the terms hereof;

     (b) the written favourable fairness opinion of the Financial Advisor, dated the date hereof, in respect of the Revised Offer shall not have been modified or withdrawn;

     (c)  no Superior Proposal shall have been announced; and

     (d) the Revised Offer has not been made in accordance with the terms of this Agreement.

     The foregoing conditions precedent are for the exclusive benefit of the Corporation and may be waived by the Corporation at any time and from time to time in whole or in part, without prejudice to any other rights which the Corporation may have.

2.   ACKNOWLEDGMENTS, REPRESENTATIONS AND WARRANTIES

2.1 The Offeror represents and warrants to the Corporation as follows (and acknowledges that the Corporation is relying upon these representations and warranties in entering into this Agreement):

     (a) The authorized share capital of the Offeror is comprised of an unlimited number of First Preferred Shares, issuable in series, Second Preferred Shares, issuable in series, Class A Subordinate Shares and Class B Shares (multiple voting) of which, as at September 30, 2002, 339,900,257 Class A Subordinate Shares and 40,799,774 Class B Shares were validly issued and outstanding as fully paid and non-assessable. The Class A Subordinate Shares of the Offeror are listed and posted for trading on the Toronto Stock Exchange and New York Stock Exchange;

     (b) The Offeror is duly incorporated and organized and is validly existing under the laws of the Province of Quebec;

     (c) The Offeror has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. The execution and delivery of this Agreement by the Offeror and the performance of its obligations hereunder have been duly authorized by all necessary corporate action on the part of the Offeror and this Agreement constitutes a valid and binding obligation of the Offeror enforceable against the Offeror in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies;

     (d) None of (A) the execution and delivery by the Offeror of this Agreement, (B) the performance by the Offeror of its obligations hereunder or (C) the completion of the transactions contemplated herein will result in the imposition of any encumbrance, charge or lien upon any of the assets of the Offeror or give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any material agreement, contract, indenture, deed of trust, mortgage, bond, instrument, license, franchise or permit to which the Offeror is a party or by which it is bound or permit or result in any loss of any material rights or assets or any interest therein held by the Offeror;

     (e) Other than in connection with or in compliance with the provisions of applicable Securities Laws, the Competition Act (Canada) and the Hart Scott Rodino Antitrust Improvements Act of 1976 (United States), no authorization, consent or approval of, or filing with, any public body, court or authority, and no authorization, consent or approval of any other party, is necessary for the consummation by the Offeror of its obligations under this Agreement or for the consummation by the Offeror of the Revised Offer;

     (f) The Offeror is not a party to, bound or affected by or subject to any charter or by-law provision, statute, regulation, judgement, order, decree or law which would be violated, contravened, breached by or under which default would occur as a result of the execution and delivery or performance of this Agreement or the Revised Offer and which violation, contravention, breach or default would be reasonably expected to result in a Material Adverse Change with respect to the Offeror;

     (g) There is no material default by the Offeror in its filings required to be made pursuant to applicable Securities Laws;

     (h) The Offeror has filed with Canadian securities regulators true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2002, which documents, at the time filed, (i) complied in all material respects with the requirements of applicable Securities Laws and (ii) did not contain any material misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein (in light of the circumstances under which they were made) not misleading, and the Offeror has not filed any such documents on a confidential basis with any Canadian securities regulatory authority since January 1, 2002;

     (i) The Class A Subordinate Shares to be issued pursuant to the Revised Offer will be (A) duly authorized, (B) validly issued as fully paid and non-assessable, (C) listed and posted for trading on the Toronto and New York stock exchanges and (D) freely tradeable by the holder without restrictions if, as and when the Shares are taken up and paid for by the Offeror under the Revised Offer, and the Offeror will keep reserved, from its authorized but unissued shares, a sufficient number of Class A Subordinate Shares to issue in exchange for all of the Shares tendered to the Revised Offer;

     (j) Except as publicly disclosed, no Material Adverse Change has occurred since the date of the latest published audited consolidated annual financial statements of the Offeror;

     (k) Except as disclosed in its filings made pursuant to applicable Securities Laws, no claim, litigation, action, suit or other proceeding by or before any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission is pending or, to the knowledge of the Offeror, threatened against the Offeror or any of its Subsidiaries that would be reasonably likely to cause a Material Adverse Change with respect to the Offeror; and

     (l) There is no event of default under any instrument or agreement to which the Offeror or any of its Subsidiaries is a party or by which it is bound which would be reasonably expected to result in a Material Adverse Change with respect to the Offeror.

2.2 The Offeror acknowledges that some of the entitlements mentioned under the heading "Other Information Other Rights" in the Directors' Circular cannot be accelerated or prepaid at the option of the Corporation.

2.3 The Corporation hereby represents and warrants to the Offeror as follows (and acknowledges that the Offeror is relying upon these representations and warranties in entering into this Agreement and conducting the Revised Offer) and acknowledges that it is a condition to the Offeror making the Revised Offer and taking-up the Shares under the Revised Offer, that all of the representations and warranties set forth herein shall be true and correct in all material respect on the Directors' Circular Mailing Date as if made on that date and true and correct in all material respect on the Effective Date:

     (a) The authorized share capital of the Corporation is comprised of an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series;

     (b) The Directors' Circular sets out, as of the date thereof, the issued share capital of the Corporation as well as all outstanding options to acquire Common Shares and other securities, instruments and rights convertible or exchangeable into Common Shares or entitling the holder thereof to acquire Common Shares;

     (c) The Corporation is duly incorporated and organized and is validly existing under the CBCA;

     (d) The Corporation has the corporate power and capacity to enter into, and to perform its obligations under, this Agreement. The execution and delivery of this Agreement by the Corporation have been authorized by all necessary corporate action on the part of the Corporation and constitutes a valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to usual exceptions as to bankruptcy, insolvency, and similar laws of general application and the availability of equitable remedies;

     (e) Except as set forth in the Directors' Circular, neither the execution and delivery by the Corporation of this Agreement or the performance by it of its obligations hereunder or the completion of the transaction contemplated herein will result in the imposition of any encumbrance, charge or lien upon any of the assets of the Corporation or any of its Subsidiaries or give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness to come due before its stated maturity, under any material agreement, contract, indenture, deed of trust, mortgage, bond, instrument, license, franchise or permit to which the Corporation and its Subsidiaries taken as a whole is a party or by which it is bound, give rise to any rights of first refusal (except for such rights which would not result in a Material Adverse Change) or trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, deed of trust, mortgage, bond, instrument, license, franchise or permit or result in any loss of any material rights or assets or any interest therein held by the Corporation and its Subsidiaries taken as a whole;

     (f) Other than in connection with or in compliance with the provisions of applicable Securities Laws, the Competition Act (Canada) and the Hart Scott Rodino Antitrust Improvements Act of 1976 (United States), no authorization, consent or approval of, or filing with, any public body, court or authority, and no authorization, consent or approval of any other party, is necessary for the consummation by the Corporation of its obligations under this Agreement or for the consummation by the Offeror of the Revised Offer;

     (g) The Corporation has filed with Canadian securities regulators true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2002, which documents, at the time filed, (i) complied in all material respects with the requirements of applicable Securities Laws and (ii) did not contain any material misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein (in light of the circumstances under which they were made) not misleading, and the Corporation has not filed any such documents on a confidential basis with any Canadian securities regulatory authority since January 1, 2002;

     (h) Except as publicly disclosed, no Material Adverse Change has occurred since the date of the latest published audited consolidated annual financial statements of the Corporation;

     (i) There is no material default by the Corporation in its filings required to be made pursuant to applicable Securities Laws;

     (j) Except as disclosed in the Directors' Circular, there is no agreement, understanding or commitment between the Corporation or any of its Subsidiaries, on the one hand, and one or more executives of the Corporation or any of its Subsidiaries, on the other hand, which may be affected by a change of control of the Corporation or any of its Subsidiaries, except for options to purchase Common Shares which may have accelerated vesting or exercise provisions;

     (k) Except as disclosed in its filings made pursuant to applicable Securities Laws, no claim, litigation, action, suit or other proceeding by or before any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission is pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries that would be reasonably likely to cause a Material Adverse Change with respect to the Corporation;

     (l) There is no covenant, term or condition, other than customary termination provisions in customers/services agreements, of any instrument or agreement of the Corporation or its Subsidiaries that, upon the purchase by the Offeror of the Shares, would result in a Material Adverse Change;

     (m) Except as disclosed in the Directors' Circular, there is no event of default under any instrument or agreement to which the Corporation or any of its Subsidiaries is a party or by which it is bound which would be reasonably expected to result in a Material Adverse Change with respect to the Corporation;

     (n) Except as disclosed in the Directors' Circular, neither the Corporation nor any of its Subsidiaries is a party to, bound or affected by or subject to any charter or by-law provision, statute, regulation, judgement, order, decree or law which would be violated, contravened, breached by or under which default would occur as a result of the execution and delivery or performance of this Agreement or the Revised Offer and which violation, contravention, breach or default would be reasonably expected to result in a Material Adverse Change with respect to the Corporation;

     (o) Except for the purpose of the services rendered by the Financial Advisor in accordance with the terms of the engagement letter dated December 7, 2002, including the fairness opinion, no agent, broker, investment banker or other firm or person is or will be entitled to any broker's or finder's fee or other commission or similar fee incurred by the Corporation or any of its Subsidiaries in connection with the consummation of the transactions contemplated hereby or by the Revised Offer;

     (p) The Financial Advisor has delivered to the Board of Directors of the Corporation a written opinion to the effect that the consideration provided by the Revised Offer is fair, from a financial point of view, to the holders of the Shares;

     (q) The Board of Directors of the Corporation has concluded that the consideration provided by the Revised Offer is fair, from a financial point of view, to the holders of the Shares, has approved this Agreement and has determined to recommend, subject to Section 5 hereof, that such holders accept the Revised Offer; and

     (r) The Board of Directors of the Corporation has resolved to waive the application of the shareholder rights plan of the Corporation dated December 19, 2002 (the "Rights Plan") to the Revised Offer in order to allow the Offeror to proceed with the Revised Offer and take-up and pay for Shares deposited into the Revised Offer without any dilutive effects.

3.   COVENANTS

3.1 The Corporation covenants and agrees that, prior to the Effective Time, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

     (a) The Corporation shall, and shall cause each of its Subsidiaries to, conduct its business only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business and consistent with past practice (except in respect of its European operations) and neither the Corporation nor any of its Subsidiaries shall make any material change to the conduct of such business or incur or commit to incur any material capital expenditure or settle any income tax audit with taxation authorities or make any material amendment to, or reset any amounts under, any material agreement to which it is a party or by which it is bound;

     (b) The Corporation shall not directly or indirectly (including, without limitation, through a Subsidiary), do or permit to occur, or enter into any new agreement, proposal or commitment to do or permit to occur, any of the following:

          (i)  Issue, sell, pledge, lease, dispose of, or encumber:

               (A) Any additional shares of, or any options, warrants, calls, conversion privileges or rights of the Corporation (other than pursuant to the exercise of outstanding options and other rights convertible or exchangeable into Common Shares or entitling the holder thereof to acquire Common Shares
                   (other than the Rights Plan)) to purchase Shares; or

              (B) Any assets of the Corporation or any of its Subsidiaries except in the ordinary course of business or in connection with the Special Retention Program disclosed in the Directors' Circular;

         (ii)   Amend, or propose to amend, its articles or by-laws;

         (iii) Split, combine or reclassify any outstanding Common Shares, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Common Shares, or change the exercise, conversion or exchange price or any other term of any outstanding options to purchase Common Shares or of any securities, instruments or rights convertible or exchangeable into Common Shares or entitling the holder thereof to acquire Common Shares;

         (iv) Purchase or lease any asset the value of which is greater than $1,000,000;

         (v) Redeem, purchase or offer to purchase any Common Shares or other securities of the Corporation, except in accordance with the terms thereof;

         (vi) Reorganize, amalgamate or merge the Corporation or any of its Subsidiaries with any other person, company, partnership or other business organization whatsoever, except between the Corporation and its wholly-owned Subsidiaries;

         (vii) Reduce the stated capital of any class of securities of the Corporation;

         (viii) Acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any person, corporation, partnership or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization, except in the ordinary course of business; or

         (ix) Create, incur, guarantee or indemnify against (or commit to do any of the foregoing) any indebtedness for borrowed money, except in connection with the Special Retention Program disclosed in the Directors' Circular, or any long term debt or other obligations or issue any debt securities or make any loans or advances;

     (c) Except as disclosed in the Directors' Circular, the Corporation shall not, nor shall it permit any of its Subsidiaries to:

          (i) Enter into, or agree to enter into, any employment, severance or similar agreements or arrangements with, or grant, or agree to grant, any bonuses, salary increases, severance or termination pay to, any senior officers or directors; or

          (ii) In the case of employees who are not officers or directors, take or agree to take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

     (d) Except as disclosed in the Directors' Circular, neither the Corporation nor any of its Subsidiaries shall adopt or amend, or agree to adopt or amend, the Corporation's stock option plan or any other bonuses, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee;

     (e) Pursuant to the Plan (as defined in the Directors' Circular), the Board of Directors of the Corporation shall provide that any options outstanding as at the date hereof, which are not then exercisable, shall become fully exercisable, and that as at the Effective Time, any option not exercised by an option holder prior to such time shall expire;

     (f) The Corporation shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies and those of its Subsidiaries (or any of them) not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

     (g) Neither the Corporation nor any of its Subsidiaries shall enter into, materially breach or amend, modify or consent to any amendment, variation or departure or grant or transfer any rights of value from any material contract, agreement, commitment or arrangement or enter into any agreement with a term of longer than twelve (12) months other than in the ordinary course of business consistent with past practice and as described in the Directors' Circular;

     (h) The Corporation shall take all action prior to the Effective Time to waive the dilutive effects of the Rights Plan in order to allow the Offeror to proceed with the Revised Offer and take-up and pay for Shares deposited into the Revised Offer; and

     (i) The Corporation shall use its reasonable commercial efforts to ensure that the representations and warranties contained herein remain true and accurate in all material respects during the term hereof.

3.2 The Offeror covenants and agrees that, unless the Corporation shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

          (i) if all of the conditions of the Revised Offer are either met or waived at or prior to the expiry of the Revised Offer, the Offeror shall take up the Shares deposited into the Revised Offer and pay for such Shares as soon as practicable after, and in any event within five business days of the first date on which the Offeror is permitted to do so under applicable Securities Laws;

          (ii) in the event that the Offeror increases the consideration per Share offered under the Revised Offer (but, for greater certainty, excluding any greater consideration paid as a result of any proceeding in respect of fair value under the CBCA or any other Subsequent Acquisition Transition), the Offeror will pay such increased consideration to each holder of Shares in respect of all Shares tendered, notwithstanding that such Shares have previously been taken up and paid for by the Offeror;

          (iii) until the Effective Date, it shall not proceed with any material transaction out of the ordinary course of business which would be reasonably expected to result in a Material Adverse Change with respect to the Offeror;

          (iv) the Offeror agrees not to amend, modify or change the Revised Offer without the prior written consent of the Corporation other than to increase the consideration under the Revised Offer, to waive any conditions to the Revised Offer, to extend the expiration date of the Revised Offer until a date or dates not later than February 3, 2003 or comply with the legal obligations of the Offeror with respect to any amendment, modification or change of the Revised Offer. The Offeror shall provide a draft of any proposed amendment, modification or change to the Revised Offer to the Corporation and shall consult with the Corporation with respect to the terms and conditions of such proposed amendment, modification or change of the Revised Offer; and

          (v) the Offeror further covenants that, if all of the conditions of the Revised Offer are either met or waived at or prior to the expiry of the Revised Offer:

                (A) the by-laws of the Corporation or of any corporation
                    continuing following the amalgamation, merger, plan of arrangement, consolidation or winding-up of the Corporation with or into one or more other persons (a "Surviving Corporation") shall contain the provisions with respect to indemnifications now set forth in the Corporation's by-law which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Date, were directors, officers, employees or agents of the Corporation, unless required by law, and the Offeror shall ensure that the obligations of the Corporation under any indemnification agreements between the Corporation and its directors and certain officers are assumed by the Surviving Corporation;

                (B) from the time that it first takes up and pays for Common
                    Shares under the Offer until the sixth anniversary of the Effective Date, it will maintain or cause the Corporation or any Surviving Corporation to maintain the Corporation's current directors' and officers' insurance or another insurance policy, on terms and conditions which are no less advantageous to the directors and officers of the Corporation and providing no less coverage than the Corporation's existing directors' and officers' insurance, for all present and former directors and officers of the Corporation, covering claims made prior to or within such period of time; and

                (C) it will cause the Corporation or any Surviving Corporation to honour or perform its obligations pursuant to the Special Retention Program and employment agreements referred to under "Agreements between Cognicase and its directors and senior officers" in the Directors' Circular.

4.   TERMINATION, AMENDMENT AND WAIVER

4.1  This Agreement may be terminated, subject to Section 4.4:

     (a)  By mutual consent of the Offeror and the Corporation;

     (b) By the Corporation if: (i) the Notice of Variation has not been mailed by the Notice of Variation Mailing Date; (ii) the Revised Offer (or any amendment thereto, other than an amendment that has been mutually agreed to by the parties) does not conform in all material respects with the description in Schedule A or any amendment thereof that has been mutually agreed to by the parties; (iii) by the Corporation at any time on or after the eleventh (11th) day following the expiry of the initial period during which the Revised Offer is open for acceptance if such Revised Offer is not extended as permitted hereunder (the "Initial Offer Period"), provided that the Offeror may extend the period during which the Revised Offer is open for acceptance by ten (10) days (the "Extended Offer Period") and for a further period of ten (10) days (the "Second Extended Offer Period"), as of the expiry of the Extended Offer Period, as the case may be, if, as of the expiry of the Initial Offer Period or the Extended Offer Period, any of the conditions of the Revised Offer have not been satisfied or waived by the Offeror and reasonable commercial efforts are being made by the Offeror or others to cause such conditions to be satisfied, in which event this Agreement may be terminated by the Corporation at any time on or after the expiry of the Second Extended Offer Period; (iv) the Revised Offer has been terminated, withdrawn or expired;

     (c) By the Offeror if any condition in favour of the Offeror has not been satisfied or waived at the expiry of the Revised Offer (as the same may be extended) and the Offeror has not elected to waive such condition or extend the Revised Offer;

     (d) By either the Offeror or the Corporation if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Revised Offer shall have become final and non-appealable (provided that such right of termination shall not be available to any party if such party shall have failed to make reasonable efforts to prevent or consents to the imposition of such injunction or action and such failure materially contributed to such position);

     (e) By either the Offeror or the Corporation at any time following the occurrence of a Fee Event (as hereinafter defined);

     (f) By the Offeror if any representation or warranty of the Corporation set out herein is untrue in any material respect or the Corporation is in default, in any material respect, of its obligations, covenants and agreements set out herein; and

     (g) By the Corporation if any representation or warranty of the Offeror set out herein is untrue in any material respect or the Offeror is in default, in any material respect, of its obligations, covenants and agreements set out herein, including without limitation pursuant to
          Section 3.2(i).

4.2 This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

4.3  At any time and from time to time, either party hereto may:

     (a) Extend the time for the performance of any of the obligations or other acts of the other party hereto; or

     (b) Waive compliance with any of the agreements of the other party or with any conditions to its own obligation;

     in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

4.4 If this Agreement is terminated as provided in Section 4.1, it shall become void except as to the obligation of the Corporation, if any, to pay the Fee provided for in Section 5.1, and there shall be no liability or further obligation on the part of any party hereto or any of their respective shareholders, officers or directors, except as set forth in Section 5.1 and except for liability arising from a breach of this Agreement.

5.   FEE, EXPENSES AND NO SHOP

5.1 Provided that the Offeror is not in breach of its material obligations, covenants and agreements under this Agreement, the Corporation agrees that if:

     (a) The Board of Directors of the Corporation shall have modified or withdrawn in a manner adverse to the Offeror, its recommendation in favour of the Revised Offer;

     (b) The Board of Directors of the Corporation shall have recommended to holders of Shares acceptance of a take-over bid or any other transaction other than the Revised Offer, including a Competing Proposal (as hereinafter defined);

     (c) The Corporation shall have entered into a Proposed Agreement (as hereinafter defined);

     (each of the foregoing events being a "Fee Event"), the Corporation shall pay to the Offeror an amount equal to $0.09 per Share which are the object of the Revised Offer (the "Fee") within five business days following the occurrence of such Fee Event.

5.2  NO SHOP:

     (a) From and after the date hereof until this Agreement is terminated, the Corporation shall not, and shall use its reasonable commercial efforts to ensure that its directors, officers, employees, representatives, agents and advisors do not, directly or indirectly:

          (i) Solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than the Offeror, relating to:

               (A) The possible acquisition of, or business combination with, the Corporation or any of its Subsidiaries (whether by way of amalgamation, arrangement, consolidation, take-over bid, purchase of shares, purchase of assets, or otherwise), other than transactions between the Corporation and one or more of its wholly-owned Subsidiaries or between one or more of the Corporation's wholly-owned Subsidiaries;

               (B) The possible acquisition of any material portion of its securities or assets or those of any of its Subsidiaries, other than transactions between the Corporation and one or more of its wholly-owned Subsidiaries or between one or more of the Corporation's wholly-owned Subsidiaries; or

               (C) Any take-over bid, stock exchange take-over bid or other purchase or acquisition of equity securities that, if consummated, would result in any person beneficially owning 10% or more of any class of securities of the Corporation;

     (any of the foregoing, a "Competing Proposal"); or

          (ii) Provide any information with respect to the Corporation or any of its Subsidiaries, or afford any access to the properties, books or records of the Corporation or any of its Subsidiaries, to any person, other than the Offeror, that may wish to propose or pursue a Competing Proposal;

     provided, however, that, if in response to an unsolicited bona fide inquiry or proposal from a third party with whom the Corporation deals at arm's length (as such term is interpreted for purposes of the Income Tax Act (Canada)) the Corporation determines in good faith that a failure to so respond would be inconsistent with the Board of Directors' fiduciary obligations under applicable law (having received advice from outside legal counsel to such effect) and could reasonably be expected to result in a Superior Proposal being made by such party, the Corporation may:

               (A) Furnish information with respect to the Corporation and any of its Subsidiaries to the person making such inquiry or proposal pursuant to a customary confidentiality agreement including standstill provision for a minimum period of six months with such person; and

               (B) Participate in discussions or negotiations regarding such Competing Proposal.

     Subject to the exception contained in the immediately preceding paragraph in response to an unsolicited bona fide inquiry or proposal from a third party with whom the Corporation deals at arm's length, the Corporation and its directors, officers, employees, representatives, agents and advisors shall immediately cease any and all activities, discussions or negotiations with any parties conducted heretofore with respect to any of the actions mentioned in paragraphs 5.2(a)(i) and 5.2(a)(ii).

     (b) The Corporation shall immediately advise the Offeror orally and in writing of any Competing Proposal;

     including the material terms and conditions of such Competing Proposal or with respect to which such action is taken and whether or not the Corporation believes any Competing Proposal so reported is a Superior Proposal.

     The Corporation will keep the Offeror fully and timely informed of the status and details (including amendments or proposed amendments) of any such Competing Proposal.

     (c) The Corporation covenants that it will not enter into any agreement regarding a Superior Proposal (a "Proposed Agreement") pursuant to the provision contained in this Section 5 without providing the Offeror with a copy of the Proposed Agreement, together with details in writing of such agreement, not less than three business days prior to the proposed date of execution of the Proposed Agreement by the Corporation. If the Offeror does not agree to and does not announce publicly and increase the consideration under the Revised Offer to an amount that is at least equal to that offered under the Proposed Agreement within those three business days, the Corporation will be entitled to enter into the Proposed Agreement, subject to the payment of the Fee, as provided in Section 5.1.

6.   GENERAL PROVISIONS

6.1 Subject to the conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as is practicable, the transactions contemplated by the Revised Offer and this Agreement, including the execution and delivery of such documents as the other party hereto may reasonably require, and use its reasonable commercial efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under the applicable laws and submissions of information requested by governmental authorities. Each of the parties hereto, where appropriate, shall reasonably co-operate with the other party in taking such actions.

6.2  Each party shall give prompt notice to the other of:

     (a) The occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in this Agreement to be untrue or inaccurate in any respect at any time; and

     (b) Any failure of such party, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.3 Except as required by applicable law, neither the Offeror nor the Corporation shall make any public announcement or statement with respect to the Revised Offer or this Agreement, without the approval of the Corporation or the Offeror, as the case may be. Moreover, each party agrees to give prior notice to the other of any public announcement relating to the Revised Offer or affairs of the Corporation, and agrees to consult with the other prior to issuing any such public announcement.

6.4 Each party hereto shall pay its own legal and financial advisors and other expenses incurred in connection with this Agreement and the Revised Offer.

6.5 All notices, requests, demands and other communications hereunder shall be deemed to have been duly given and made if in writing and if delivered, or if sent by telecopier, upon receipt of confirmation that such transmission has been received, to the person at the address or telecopier number set forth below, or such other address or telecopier number as may be designated in writing hereafter, in the same manner, by such person:

     (a)  If to the Offeror:

          CGI GROUP INC.
          1130 Sherbrooke Street West
          5th Floor
          Montreal, Quebec
          H3A 2M8

          Attention:      Serge Godin
                          Chairman of the Board and Chief
                          Executive Officer

          Telecopier No.: (514) 841-3294

          with a copy to:

          MCCARTHY  TETRAULT LLP
          Barrister and  Solicitors
          "Le Windsor"
          1170 Peel Street
          Montreal, Quebec
          H3B 4S8

          Attention:      Jean-Rene Gauthier

          Telecopier No.: (514) 875-6246

          If to the Corporation:

          COGNICASE INC.
          The Cite Multimeeia
          111 Duke Street
          9th Floor
          Montreal, Quebec
          H2C 2M1

          Attention:      Ronald Brisebois
                          President, Chief Executive Officer and
                          Chairman of the Board

          Telecopier No.: (514) 228-8955

          With a copy to:

          OGILVY RENAULT
          Barrister and Solicitors
          1981 McGill College Avenue
          11th Floor
          Montreal, Quebec
          H3A 3C1

          Attention:      Paul Raymond

          Telecopier No.: (514) 286-5474

6.6 The representations, warranties and agreements of this Agreement shall terminate at the Effective Time of the Revised Offer or upon termination of this Agreement pursuant to Section 4, subject to Section 4.4.

6.7 The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections refer to sections of this Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.

6.8 If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

6.9 Each of the parties recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated in the Revised Offer, that the Offeror would not contemplate causing the Revised Offer to be made, and the Corporation would not agree to facilitate the Revised Offer, unless this Agreement was executed and that a breach by a party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

6.10 This Agreement:

     (a) Constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof;

     (b) Is not intended to confer upon any other person any rights or remedies hereunder;

     (c)  Shall not be assigned by operation of law or otherwise; and

     (d) Shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Quebec and the laws of Canada applicable therein, without giving effect to the principles of conflict of laws thereof.

6.11 Time shall be of the essence hereof.

6.12 This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument.

                                       Yours very truly,

                                       CGI GROUP INC.

                                       By: (SIGNED) SERGE GODIN
                                           ----------------------------------
                                           Serge Godin, Chairman of the Board
                                           and Chief Executive Officer

The foregoing is hereby accepted and agreed to on January 1, 2003.

COGNICASE INC.


By:  (SIGNED) J.V. RAYMOND CYR
    -----------------------------------------
     J.V. Raymond Cyr
     Director and Chairman of the Special Committee
     of the Board of Directors

                                   SCHEDULE A

THE REVISED OFFER

1. The terms and conditions of the Revised Offer shall be those contained in the Initial Offer, as amended as follows:

     (A) The consideration payable under the Revised Offer shall be increased from $4.25 to $4.50 per Share and the Maximum Cash Consideration (as defined in the Initial Offer) shall mean an amount in cash equal to 56% of the total consideration payable pursuant to the Revised Offer on any Take-Up Date (as defined in the Initial Offer) and the Maximum Share Consideration (as defined in the Initial Offer) shall mean such number of CGI Shares (as defined in the Initial Offer) of the Offeror having an aggregate value equal to 44% of the total consideration payable pursuant to the Revised Offer on any Take-Up Date using a CGI Share price of $7.13 (or 0.6311 CGI Shares for each Share);

     (B) The conditions of the Initial Offer contained under Section 4 "CONDITIONS OF THE OFFER" in the Initial Offer shall be modified so that they read as follows:

          "(a) there shall have been validly deposited under the Offer and not withdrawn at least (i) 66?% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any Subsequent Acquisition Transaction (collectively, the "Minimum Condition");

          (b) all outstanding Rights which are, by their terms, accelerated or vested by reason of the Offer (without any third-party notification) and all outstanding Options shall have been exercised in full by the beneficiaries or holders thereof, converted, cancelled or otherwise dealt with in a manner satisfactory to the Offeror, in its entire discretion;

          (c) the waiting period pursuant to Section 123 of the Competition Act shall have expired or been earlier terminated and the Offeror shall not have received a letter from the Commissioner of Competition, or his authorized representative, indicating that the Commissioner intends to make an application under Section 92 of the Competition Act;

          (d) any applicable waiting periods under the HSR Act shall have expired or been earlier terminated;

          (e) all material necessary regulatory approvals (including, without limitation, those of any stock exchange or other regulatory authorities), other than those listed in paragraphs (c) and (d) above, will have been obtained or concluded on terms satisfactory to the Offeror, acting reasonably, and any applicable governmental or regulatory waiting periods shall have expired or been terminated;

          (f) (i) no act, action, suit or proceeding shall have been threatened to be taken or taken before or by any domestic or foreign arbitrator, court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, company, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law, and (ii) no law, regulation, rule or policy shall have been proposed, enacted, promulgated or applied, in the case of either (i) or (ii) above:

               (A) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Cognicase Shares or the rights of the Offeror to own or exercise full rights of ownership of all of the Cognicase Shares; or

               (B) which, if the Offer was consummated, could materially adversely affect Cognicase and its Subsidiaries considered on a consolidated basis;

          (g) there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for the Cognicase Shares deposited under the Offer;

          (h) all of the material covenants and obligations of the Corporation set out in the Support Agreement shall have been complied with on or before the date on which the Offeror takes up Cognicase Shares deposited under the Offer; and

          (i) no representation or warranty of the Corporation in the Support Agreement shall be, as of the date on which the Offeror takes up Cognicase Shares deposited under the Offer, untrue or incorrect in any material respect and all of the covenants and obligations of the Corporation set out in the Support Agreement shall have been complied with on or before such date in all material respects."

                                   SCHEDULE B

                                   DEFINITIONS

"AGREEMENT" means the agreement of which this Schedule forms part and includes all Schedules thereto;

"CBCA" the Canada Business Corporations Act;

"COMMON SHARES" means common shares in the share capital of the Corporation;

"COMPULSORY ACQUISITION" means a transaction pursuant to any statutory right to acquire Common Shares following the completion of a take-over bid or similar transaction;

"DIRECTORS' CIRCULAR" means the directors' circular of the Corporation dated December 19, 2002;

"EFFECTIVE DATE" means the date on which the Offeror first acquires Shares under the Revised Offer;

"EFFECTIVE TIME" means the time of take-up of Shares on the Effective Date;

"INITIAL OFFER" means the offer to purchase all outstanding Shares dated December 6, 2002, as amended on December 16, 2002 and December 18, 2002;

"LOCK-UP AGREEMENT" means the lock-up agreement entered into between the Offeror and National Bank of Canada on December 6, 2002;

"MATERIAL ADVERSE CHANGE" means, in relation to any corporation, any change (or any condition, event or development involving a prospective change) in the business, operations, affairs, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, financial condition, licenses, permits, rights or privileges, or prospects of the corporation or any of its Subsidiaries which would reasonably be expected to materially and adversely affect the corporation and its Subsidiaries taken as a whole;

"SECURITIES LAWS" means the Securities Act (Quebec) and all other applicable, Canadian or U.S. provincial, federal or state securities laws and the respective regulations and rules made thereunder together with all applicable policy statements, instruments, notices, interpretation notes and blanket orders and rulings of the relevant securities commissions and similar regulatory authorities;

"SHARES" means all outstanding Common Shares (including any Common Shares which may become outstanding pursuant to the exercise of outstanding stock options to acquire Common Shares and pursuant to any other securities, instruments and rights convertible or exchangeable into Common Shares or entitling the holder thereof to acquire Common Shares);

"SUBSEQUENT ACQUISITION TRANSACTION" means any transaction involving the Offeror, whether by amalgamation, statutory arrangement or otherwise, pursuant to which the Offeror acquires all of the Shares not deposited under the Revised Offer and includes a Compulsory Acquisition;

"SUBSIDIARIES" has the meaning ascribed to such term in the Securities Act (Quebec); and

"SUPERIOR PROPOSAL" shall mean any bona fide written Competing Proposal from a third party with whom the Corporation deals at arms' length (as such term is interpreted for purposes of the Income Tax Act (Canada)) that has the following characteristics: (i) is a proposal to acquire, directly or indirectly, (x) not less than 50% of the outstanding Shares, or (y) all or substantially all of the assets and liabilities of the Corporation or its Subsidiaries; (ii) the Board of Directors of the Corporation shall have determined in good faith (after receiving an opinion of the Financial Advisor) that such proposal provides consideration, on a cash equivalent basis, to holders of Shares that is in excess of the consideration provided by the Revised Offer (after taking into account any amendments to the Revised Offer made by the Offeror) to holders of Shares; and (iii) the transactions envisioned by such proposal, in the good faith judgment of the Board of Directors of the Corporation are readily financeable and are reasonably likely to be consummated without unreasonable delay compared to the Revised Offer.